Exhibit 6.25

ROYALTY AGREEMENT

This Royalty Agreement (“Agreement”), effective as of April 12, 2021 (the “Effective Date”), is by and between Naqi Logix Inc., a corporation formed under the laws of the Province of British Columbia, with its registered office at 1055 West Hastings Street, Suite 1700, Vancouver, British Columbia, V6E 2E9 (“Naqi Inc.”), Naqi Logics LLC, a limited liability corporation formed under the laws of the Commonwealth of Pennsylvania, with its registered office at One Liberty Place, 1650 Market Street, Suite 5000, Philadelphia, PA 19103-7300 (“Naqi LLC”). Naqi Inc. and Naqi LLC are hereinafter referred to individually as a “Party” and collectively as “Parties”.

RECITALS:

WHEREAS, Naqi Inc. and Naqi LLC intend to enter into an asset purchase agreement dated April 12, 2021 for the purchase of certain intellectual property assets by Naqi Inc. from Naqi LLC (the “Asset Purchase Agreement”); and

WHEREAS, as partial consideration for entering into the Asset Purchase Agreement, Naqi Inc. has agreed to pay Naqi LLC royalties in accordance with the terms and conditions of this agreement.

THEREFORE, in consideration of the material covenants and promises set forth herein the receipt and sufficiency of which is hereby agreed and acknowledged, the Parties agree as follows:

1.	DEFINITIONS

In this Agreement, the following terms will have the following meanings:

“Asset Purchase Agreement” has the meaning ascribed in the Recitals.

“Downstream Party” means any third party acting under the direct or indirect license or authorization of Naqi Inc., including Naqi Customers.

“GAAP” means U.S. generally accepted accounting principles.

“Incidental Charges” means the following standard deductions that are actually incurred, allowed, accrued or taken in accordance with GAAP and are specifically allocated to the applicable Revenue: (i) reasonable and customary transportation costs and other charges directly related thereto, such as insurance, in each case, to the extent actually incurred and not charged to or reimbursed by the customer, and (ii) sales, use, value-added, excise and other similar taxes (excluding income taxes), all to the extent added to the sales price and paid and not refundable in accordance with applicable law.

“Maximum NLL Royalties” has the meaning ascribed in Section 2.1.2.

“Naqi Customers” means Persons to whom Naqi Inc. sells or supplies Products.

“Net Revenue” means: (a) Revenue collected by or on behalf of Naqi Inc., less (b) Incidental Charges.

“NLL Royalties” has the meaning ascribed by Section 2.1.

“Patents” has the meaning ascribed in the Asset Purchase Agreement.

“Person” means any individual, sole proprietorship, corporation, partnership, firm, entity, governmental body, association, unincorporated organization, bank, trust company or governmental or regulatory authority.

“Products” means all goods and services that: (i) are sold or supplied by or on behalf of Naqi Inc. to Customers; and (ii) which incorporate, embody, or are delivered, in each case, directly or indirectly, using Purchased Assets.

“Purchased Assets” has the meaning ascribed in the Asset Purchase Agreement.

“Revenue” means all revenues, prices, fees, and other consideration, directly or indirectly, payable by Naqi Customers in connection with the sale of Products. For greater certainty, Revenue does not include Incidental Charges.

“Stage One Completion” has the meaning ascribed by Subsection 2.1.1.

“Third Party”, “Third Party Agreement”, “Third Party Technology”, and “Third Party Royalties” have the meanings ascribed in Section 3.1.

“Vendor Intellectual Property” has the meaning ascribed in the Asset Purchase Agreement.

2.	NLL ROYALTIES

2.1	Commitment: In partial consideration of Naqi LLC entering into the Asset Purchase Agreement, Naqi Inc. will, no later than 60 days following the end of each calendar quarter, pay to Naqi LLC royalties (“NLL Royalties”) calculated as follows:

2.1.1	2.5% of Net Revenue that accrues in each calendar quarter until such time as Naqi Inc. shall have paid aggregate NLL Royalties to Naqi LLC equal to US $300,000.00 (“Stage One Completion”); and

2.1.2	when Stage One Completion occurs, the NLL Royalties will automatically increase to 5% of Net Revenue that accrues in each calendar quarter, and will continue at that rate until Naqi Inc. shall have paid aggregate NLL Royalties equal to US $5,000,000.00 (“Maximum NLL Royalties”), at which time Naqi Inc.’s obligation to pay NLL Royalties hereunder will cease completely;

on and subject to the terms and conditions set out herein.

2.2	Reporting: Naqi Inc. will, no later than 60 days following the end of each calendar quarter, provide a report to Naqi LLC specifying the Net Revenue and the NLL Royalties payable for that completed calendar quarter, including its calculations thereof, in form and substance reasonably satisfactory to Naqi LLC (the “Revenue Report”). Naqi LLC and its authorized representatives shall have reasonable access, during normal business hours and on reasonable advance notice, to the books and records of Naqi Inc. (including work papers prepared by Naqi Inc or its agents and representatives) to the extent related to the preparation of the Revenue Report. Any unresolved disputes regarding the Revenue Report shall be adjudicated in the manner provided for under this Agreement.

2.3	Royalty Payments: Subject to the following sentence, all NLL Royalties will be due and payable in US Dollars within 60 days after the end of each calendar quarter.

2.4	Withholding Tax: If Naqi Inc. is obligated by applicable Canadian law or otherwise to deduct or withhold any amounts from NLL Royalty payments (e.g. on account of withholding tax), then the Parties will cooperate diligently to procure for Naqi LLC from the applicable government (a) an exemption from that Canadian obligation or (b) a corresponding credit toward Naqi LLC’s US tax obligations; provided, that, in the event such exemption is not obtained, the applicable NLL Royalty payment shall be increased by the amount of such withholding requirement.

2.5	Confidentiality: All information and material disclosed by Naqi Inc., or accessed by Naqi LLC, in relation to this Agreement, including, without limitation, Revenue, Incidental Charges, and NLL Royalties, are strictly confidential and proprietary to Naqi Inc. Naqi LLC will not use, copy, or disclose to others any of such information except to the extent expressly approved by Naqi Inc. in writing.

3.	THIRD PARTIES

3.1	Definitions: In this Section:

“Third Party” means an arm’s length Person who enters a Third Party Agreement with Naqi Inc.

“Third Party Agreement” means a contract between Naqi Inc. and a Third Party pursuant to which Naqi Inc. acquires ownership of or permission to use Third Party Technology, including by way of license and/or subscription.

“Third Party Royalties” means royalties calculated on Net Revenue that Naqi Inc. agrees to pay to Third Party pursuant to a Third Party Agreement.

“Third Party Technology” means proprietary technology that Naqi Inc. acquires or licenses from a Third Party and which Naqi Inc. incorporates into any Products or into the means for delivering Products.

3.2	Proportional Royalty Reduction: When Naqi Inc. enters into Third Party Agreements, it may elect to reduce its quarterly royalty burden by unilaterally reducing NLL Royalties, going forward, on the following basis:

3.2.1	before Stage One Completion, Naqi Inc. may reduce NLL Royalties by an amount equal to one-half of all Third Party Royalties (hence, for example, if Naqi Inc. were to agree to pay Third Party Royalties equal to 1% of Net Revenues, it would be entitled to reduce the NLL Royalties by 0.5 % of Net Revenues, resulting in the following royalty split: (i) 2% of Net Revenues to Naqi LLC; and (ii) 1% of Net Revenues to the Third Parties) subject to Subsection 3.2.3;

3.2.2	after Stage One Completion, Naqi Inc. may reduce NLL Royalties by an amount equal to the Third Party Royalties (hence, for example, if Naqi Inc. were to agree to pay Third Party Royalties equal to 2% of Net Revenues, it would be entitled to reduce the NLL Royalties by 2.0 % of Net Revenues, resulting in the following royalty split: (i) 3% of Net Revenues to Naqi LLC; and (ii) 2% of Net Revenues to the Third Parties), subject to Subsection 3.2.3;

3.2.3	regardless of the foregoing:

3.2.3.1	before Stage One Completion, Naqi Inc. may not reduce NLL Royalties under this Section below 1.67% of Net Revenue;

3.2.3.2	after Stage One Completion, Naqi Inc. may not reduce NLL Royalties under this Section below 2.5% of Net Revenue;

3.2.3.3	if Naqi Inc. desires to pay Third Party Royalties that exceed those limits, it must absorb the entire excess.

3.2.4	Nothing in this Section will lower, limit or otherwise reduce the Maximum NLL Royalties payable by Naqi Inc..

3.3	Third Party Claims: If any third party threatens, alleges, asserts, or initiates a claim, action, or proceeding (a “Third Party Claim”) against Naqi Inc., or against any Downstream Party, alleging that any of the Purchased Assets, or any activity of Naqi Inc. and/or a Downstream Party involving the Purchased Assets (not resulting from any action or inaction of Naqi Inc.) or an infringes, misappropriates, misuses, or violates any intellectual property, confidential information, trade secret, or any other proprietary or contractual right or interest, in each case, to the extent such Third Party Claim relates to or arises out of any use of or matter concerning the Purchased Assets prior to the date hereof, then, Naqi Inc. will be entitled to set off against all Naqi LLC Royalties still unpaid hereunder an amount equal to one-half of all costs and expenses actually incurred (including actual legal fees paid to Naqi Inc.’s own legal counsel), to respond to, defend, and/or settle such claims, and all related appeals and counterclaims, and to pay such awards, fines, and penalties. Naqi Inc.’s right of set-off hereunder is in addition to any other rights of Naqi Inc. under the Asset Purchase Agreement or at law

4.	TERM

4.1	Term: This Agreement will begin on the Effective Date and will continue until the Maximum NLL Royalties shall have been paid in full or the Agreement is otherwise terminated in accordance with this Section 4.

4.2	Early Termination Rights:

4.2.1	Naqi Inc may terminate this Agreement upon thirty (30) days’ prior written notice to Naqi LLC, if any Vendor Intellectual Property of material value to Naqi Inc. is determined to be materially invalid, unenforceable, public domain, void, open source, or subject to adverse claims of ownership.

4.3	Effect of Termination: The termination or expiration of this Agreement will not affect or prejudice any rights or obligations which shall have accrued or arisen under this Agreement prior to the time of termination, and such rights and obligations shall survive the termination of this Agreement indefinitely. Any Article expressly or impliedly intended to survive termination or expiration of this Agreement will survive, including Sections 3.3, Error! Reference source not found., Error! Reference source not found., and 7.

5.	NOTICES

All notices and requests required or permitted under this Agreement,

(a)	will be in writing,

(b)	may be delivered personally, sent by commercial courier with tracking capabilities - costs prepaid, mailed by certified or registered mail - return receipt requested with postage prepaid, at the option of the sending Party, and

(c)	will be sent to and will be effective on the date of recorded delivery at the receiving Party’s address for notice. The initial address for notice is set forth below. Any subsequent address for notice will be changed by notice given pursuant to this Section 5.

If to Naqi Inc:

Naqi Logix Inc.

1055 West Hastings Street, Suite 1700

Vancouver, British Columbia

V6E 2E9

Attention: Mark Godsy

If to Naqi LLC:

Naqi Logics LLC

One Liberty Place

1650 Market Street, Suite 5000

Philadelphia, PA 19103-7300

Attention: David Segal

6.	GENERAL

6.1	Assignment: This Agreement may not be assigned by either Party without the prior written consent of the other Party. This Agreement will inure to and bind all successors, assigns, receivers and trustees of the respective Parties hereto.

6.2	Waivers: No waiver by a Party of any condition or breach of any provision of this Agreement will be effective unless in writing, and no waiver in any one or more instances will be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other provision.

6.3	Counterparts: This Agreement may be executed simultaneously in identical counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

6.4	Construction: The Section headings are for convenience only and will not be deemed part of this Agreement. Any rule of construction resolving ambiguities against the drafting Party will not apply in the interpretation of this Agreement. No specific representation, warranty or covenant contained in this Agreement will limit the generality or applicability of a more general representation, warranty or covenant.

6.5	Independent Contractors: Each Party’s relationship with the other is that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to create a partnership, agency, joint venture or employment relationship. No Party will be entitled to any of the benefits that the other may make available to its employees, including group health or life insurance, profit sharing or retirement benefits. No Party is authorized to make any representation, contract or commitment on behalf of the other.

6.6	Severability: If any provision of this Agreement is unenforceable or invalid under any applicable law or is so held by applicable court decision, such unenforceability or invalidity will not render this Agreement unenforceable or invalid as a whole, and such provision will be changed and interpreted so as to best accomplish the objectives of such unenforceable or invalid provision within the limits of applicable law or applicable court decisions; provided, however that if the Parties are unable to so change the provision, then the affected Party may terminate this Agreement upon thirty (30) days’ notice.

6.7	Governing Law: This Agreement is governed by and will be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. Each Party irrevocably submits to the exclusive jurisdiction of the courts situated in the Province of British Columbia, for any legal proceeding arising out of or related to this Agreement. To the extent permitted by applicable laws, each Party hereby waives the right to trial by jury of any such suit, action or proceeding. If any litigation or other court action, arbitration or similar adjudicatory proceeding is commenced by any Party to enforce its rights under this Agreement against any other Party, all fees, costs and expenses, including, without limitation, reasonable attorney fees and court costs, incurred by the prevailing Party in such litigation, action, arbitration or proceeding shall be reimbursed by the losing Party; provided, that if a Party to such litigation, action, arbitration or proceeding prevails in part, and loses in part, the court, arbitrator or other adjudicator presiding over such litigation, action, arbitration or proceeding shall award a reimbursement of the fees, costs and expenses incurred by such Party on an equitable basis.

6.8	Survival: Neither the expiration, nor the earlier termination, of this Agreement will release either of the Parties from any obligation or liability that shall have accrued prior to such expiration or termination. The provisions of this Agreement requiring performance or fulfilment after the expiration or earlier termination of this Agreement, including this Section 6.8, and such other provisions as are necessary for the interpretation thereof and any other provisions hereof, the nature and intent of which is to survive termination or expiration of this Agreement, will survive the expiration or earlier termination of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the authorized representatives of the Parties have signed this Agreement.

NAQI LOGIX INC.

By:	/s/ Mark Godsy
Mark Godsy, CEO

Naqi Logix – Royalty Agreement (Naqi LLC)

NAQI LOGICS LLC

By:	/s/ David Segal
David Segal, Co-Founder and CTO

Naqi Logix – Royalty Agreement (Naqi LLC)